SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        VoiceStream Wireless Corporation
            -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)



                                    928615103
      --------------------------------------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

          -----------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 26, 2000
    -----------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                  [x ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
   NUMBER OF        0
    SHARES     -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          10,241,025
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    10,276,025
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     10,276,025
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     BD-PN-IA
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
   NUMBER OF        69,541
    SHARES     -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          10,241,025
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           69,541
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    10,276,025
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,345,566
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC-CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Advisors, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          8,986,738
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    8,986,738
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,986,738
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          8,986,738
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    8,986,738
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,986,738
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Fund 1992, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          470,401
   EACH        -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
  PERSON            0
   WITH        -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    470,401
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     470,401
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bridge Street Fund 1992, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          273,069
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    273,069
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     273,069

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street 1992, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          743,470
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    743,470
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     743,470
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

         Item 1. Security and Issuer.

         No change.

         Item 2. Identity and Background.

         No change.

         Item 3. Source and Amount of Funds or Other Consideration.

         No change.

         Item 4. Purpose of Transaction.

         No change.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a) As of August 25, 2000, GS Capital and GS Advisors, through GS Capital's beneficial ownership of 8,986,738 shares of Common Stock, may each be deemed to have beneficially owned 8,986,738 shares of Common Stock, representing approximately 4.2% of the 214,617,441 shares of Common Stock outstanding as of July 31, 2000 (as reported in the Company's Form 10-Q filed on August 14, 2000 (the "Form 10-Q")).

         As of August 25, 2000, Stone Street may be deemed to have beneficially owned 470,401 shares of Common Stock, representing approximately 0.2% of the 214,617,441 shares of Common Stock outstanding as of July 31, 2000 (as reported in the Form 10-Q). As of August 25, 2000, Bridge Street may be deemed to have beneficially owned 273,069 shares of Common Stock, representing approximately 0.1% of the 214,617,441 shares of Common Stock outstanding as of July 31, 2000 (as reported in the Form 10-Q). As of August 25, 2000, Stone Street LLC, through Stone Street's and Bridge Street's collective beneficial ownership of 743,470 shares of Common Stock, may be deemed to have beneficially owned 743,470 shares of Common Stock, representing approximately 0.3% of the 214,617,441 shares of Common Stock outstanding as of July 31, 2000 (as reported in the Form 10-Q).

         As of August 25, 2000, Goldman Sachs may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of August 25, 2000, Goldman Sachs may be deemed to have beneficially owned 535,989 shares of Common Stock held in Managed Accounts and 9,828 shares of Common Stock held as a result of ordinary course trading activities of Goldman Sachs. Accordingly, as of August 25, 2000, Goldman Sachs may be deemed to have beneficially owned approximately 4.8% of the 214,617,441 shares of Common Stock outstanding as of July 31, 2000 (as reported in the Form 10-Q).

         As of August 25, 2000, GS Group, through its direct beneficial ownership of 68,821 shares of Common Stock, may be deemed to have beneficially owned 68,821 shares of Common Stock, and may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnership as herein described. In addition, as of August 25, 2000, GS Group may be deemed to have beneficially owned 535,989 shares of Common Stock held in Managed Accounts and 9,828 shares held as a result of ordinary course trading activities of Goldman Sachs in the Common Stock. In addition, GS Group may be deemed to beneficially own 720 shares of Common Stock issuable upon exercise of vested options held by Terence M. O'Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of August 25, 2000, GS Group may be deemed to have beneficially owned approximately 4.8% of the 214,617,441 shares of Common Stock outstanding as of July 31, 2000 (as reported in the Form 10-Q and including the 720 shares issuable upon exercise of the aforementioned options held by Terence M. O'Toole for the benefit of GS Group). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii to this statement, beneficially owns any shares of Common Stock as of August 25, 2000, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

         (c) Schedule III sets forth the transactions in the shares of Common Stock which have been effected during the period from July 26, 2000 through August 25, 2000, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule III, were effected in The Nasdaq National Market. Except as set forth in
Schedule III, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any such Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, during the period from July 28, 2000 through August 25, 2000.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Person.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

         Item 6 is hereby amended by adding the following paragraphs:

         Powertel Merger Agreement and Powertel Stockholder Agreement

         On August 26, 2000, the Company and Powertel, Inc. ("Powertel") entered into a definitive Agreement and Plan of Reorganization (the "Powertel Merger Agreement"), which provides for the merger (the "Powertel Merger") of a subsidiary of the Company with and into Powertel. This merger will result in Powertel's becoming a wholly owned subsidiary of VoiceStream. However, if the merger between Deutsche Telecom AG ("DT") and the Company as provided for in the Agreement and Plan of Merger, dated as of July 23, 2000, is consummated, the Powertel Merger Agreement will terminate automatically and the Powertel Merger will not occur, in which event Powertel will be acquired by and become a wholly owned subsidiary of DT pursant to, and subject to the terms and conditions of, a separate merger agreement entered into between DT and Powertel on August 26, 2000.

         GS Group, GS Capital, Bridge Street and Stone Street (collectively, the "Goldman Entities") have entered into a stockholders agreement (the "Powertel Stockholders Agreement") with the Company and Powertel as have other stockholders of the Company pursuant to separate stockholder agreements. Those other stockholders and the Goldman Entities beneficially own in the aggregate more than 50% of the outstanding Common Stock. Pursuant to the Powertel Stockholders Agreement, the Goldman Entities have agreed, and pursuant to those separate agreements those other Company stockholders have agreed, to vote or cause to be voted or provide a consent with respect to certain shares in favor of the Powertel Merger Agreement and the other transactions referenced in the Powertel Merger Agreement.

         Pursuant to the Powertel Stockholders Agreement, the Goldman Entities have also agreed that beginning on the later of January 1, 2001 and the date of the VoiceStream stockholders' meeting to approve the transactions contemplated by the Powertel Merger Agreement until the first to occur of (1) the consummation of the transactions contemplated by the Powertel Merger Agreement and (2) the termination of the Powertel Merger Agreement, if the Goldman Entities propose to transfer or exercise or propose to exercise registration rights with respect to more than 25% of their shares of Common Stock, then the Goldman Entities shall notify certain principal stockholders of Powertel of such proposed transfer or exercise of rights at least three business days in advance and waive any right of the Goldman Entities to preclude or delay the filing of a registration statement or a transfer by such Powertel stockholders with respect to their Powertel stock up to the amounts permitted under such Powertel stockholders' agreements with the Company entered into in connection with the Powertel Merger Agreement.

         Pursuant to the Powertel Merger Agreement, the Goldman Entities have further agreed that for the six-month period following the consummation of the transactions contemplated by the Powetel Merger Agreement, if the Goldman Entities propose to transfer or exercise registration rights with respect to more than such number of shares of Common Stock that the Goldman Entities are permitted to transfer under Rule 144 promulgated under the Securities Act of 1933, as amended, then the Goldman Entities shall notify certain principal stockholders of Powertel of such proposed transfer or exercise of rights at least three business days in advance and, at the Goldman Entities' option, either allow each such Powertel stockholder to include a proportionate percentage of its shares of Common Stock in any registration statement requested to be filed or waive any right of the Goldman Entities to preclude or delay the filing of a registration statement with respect to the shares of Common Stock of such Powertel stockholder up to the amounts permitted under such Powertel stockholders' agreements with the Company entered into in connection with the Powertel Merger Agreement.

         Amendment to Terms of First Amended and Restated Voting Agreement

         Pursuant to the Powertel Stockholders Agreement, the Goldman Entities, together with other stockholders of the Company that are parties to the Voting Agreement and the First Amended and Restated Voting Agreement (collectively, the "Existing Voting Agreements") pursuant to the separate stockholders agreements mentioned above, also agreed to execute and deliver prior to the closing of the Powertel Merger an amendment of the Existing Voting Agreements to provide for
(1) the nomination of one Powertel representative to the Company's board of directors who will be initially designated by the Powertel board of directors and who must be reasonably satisfactory to the Company; (2) the creation of one vacancy on the Company's board of directors; (3) the appointment of the Powertel nominee to a newly created vacancy on the Company's board of directors; and (4) an agreement to vote certain shares of Common Stock held by such stockholders for such Powertel nominee at the first two annual meetings of the Company's stockholders following the closing of the Powertel Merger. Pursuant to the Powertel Stockholders Agreement, the Goldman Entities have also agreed with the Company not to transfer any Common Stock until the later of January 1, 2001 and the date of the Company stockholders' meeting in connection with the Powertel Merger.

         The descriptions of the Powertel Merger Agreement and the Powertel Stockholders Agreement contained herein are subject, and qualified in their entirety by reference to, the Powertel Merger Agreement and the Powertel Stockholders Agreement, respectively, each of which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.

         Except as described in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

         Item 7. Material To be Filed as Exhibits.

99.1 The Voting Agreement (incorporated by reference to Exhibit 10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).

99.2 The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation's registration statement on Form 10/A).

99.3 Joint Filing Agreement, dated February 14, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C. (previously filed).

99.4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co. (previously filed).

99.5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc. (previously filed).

99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P. (previously filed).

99.7 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C. (previously filed).

99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P. (previously filed).

99.9 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P. (previously filed).

99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C. (previously filed).

99.11 The Amended and Restated Voting Agreement, dated as of July 23, 2000 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 28, 2000 by the Company).

99.12 The Stockholders Agreement between DT and the Goldman Entities, dated as of July 23, 2000 (previously filed).

99.13 The Agreement and Plan of Merger, dated as of July 23, 2000, between DT and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 28, 2000 by the Company).

99.14 The Stockholders Agreement, dated as of August 26, 2000, among the Company and the Goldman Entities.

99.15 The Agreement and Plan of Reorganization, dated as of August 26, 2000, between the Company and Powertel (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on August 31, 2000 by the Company).

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2000

                              GOLDMAN, SACHS & CO.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-Fact

                              THE GOLDMAN SACHS GROUP, INC.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-Fact

                              GS ADVISORS, L.L.C.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-Fact

                              GS CAPITAL PARTNERS, L.P.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-Fact

                              STONE STREET FUND 1992, L.P.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-Fact

                              BRIDGE STREET FUND 1992, L.P.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                    Name:  Roger S. Begelman
                                    Title: Attorney-in-Fact

                              STONE STREET 1992, L.L.C.

                              By:  /s/ Roger S. Begelman
                                   -----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-Fact

                                  SCHEDULE III
                                   -----------
                        VoiceStream Wireless Corporation
                               Cusip No. 928615103


  Purchases      Sales       Price         Trade Date    Settlement Date
--------------------------------------------------------------------------------
                 1,933     135.555401       27-Jul-00       1-Aug-00
                   441     135.555397       27-Jul-00       1-Aug-00
                 4,042     135.555401       27-Jul-00       1-Aug-00
                   775     135.555394       27-Jul-00       1-Aug-00
                   883     135.555402       27-Jul-00       1-Aug-00
                   305     135.555410       27-Jul-00       1-Aug-00
                 3,211     135.555400       27-Jul-00       1-Aug-00
                   334     135.555389       27-Jul-00       1-Aug-00
                   563     135.555400       27-Jul-00       1-Aug-00
                 1,857     135.555401       27-Jul-00       1-Aug-00
                   152     135.555395       27-Jul-00       1-Aug-00
                   121     135.555372       27-Jul-00       1-Aug-00
                 1,095     135.555397       27-Jul-00       1-Aug-00
                 2,497     135.555398       27-Jul-00       1-Aug-00

                                  Exhibit Index
                                  -------------

99.1 The Voting Agreement (incorporated by reference to Exhibit 10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).

99.2 The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation's registration statement on Form 10/A).

99.3 Joint Filing Agreement, dated February 14, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C. (previously filed).

99.4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co. (previously filed).

99.5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc. (previously filed).

99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P. (previously filed).

99.7 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C. (previously filed).

99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P. (previously filed).

99.9 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P. (previously filed).

99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C. (previously filed).

99.11 The Amended and Restated Voting Agreement, dated as of July 23, 2000 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 28, 2000 by the Company).

99.12 The Stockholders Agreement between DT and the Goldman Entities, dated as of July 23, 2000 (previously filed).

99.13 The Agreement and Plan of Merger, dated as of July 23, 2000, between DT and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 28, 2000 by the Company).

99.14 The Stockholders Agreement, dated as of August 26, 2000, among the Company and the Goldman Entities.

99.15 The Agreement and Plan of Reorganization, dated as of August 26, 2000, between the Company and Powertel (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on August 31, 2000 by the Company).